UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

SUCAMPO PHARMACEUTICALS, INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

864909106

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

Check the following box if a fee is being paid with this statement.  ☐

CUSIP No. 864909106

1.	Names of Reporting Person S&R TECHNOLOGY HOLDINGS, LLC I.R.S Identification No. of Avbove Person 52-2242847

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 27,500,802(1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 27,500,802(1)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,500,802(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 65.9%

12.	Type of Reporting Person (See Instructions) OO

 (1) Includes 26,191,050 shares of Class B Common Stock of the issuer.  Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock without further consideration.

Item 1.
(a)	Name of Issuer Sucampo Pharmaceuticals, Inc.
(b)	Address of Issuer’s Principal Executive Offices 4520 East-West Highway Suite 300 Bethesda, Maryland 20814

Item 2.
(a)	Name of Person Filing S&R Technology Holdings, LLC
(b)	Address of Principal Business Office or, if none, Residence 7201 Wisconsin Avenue Suite 700 Bethesda, MD 20814-8410
(c)	Citizenship Delaware
(d)	Title of Class of Securities Class A Common Stock
(e)	CUSIP Number 864909106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 27,500,802(2)
	(b)	Percent of class: 65.9%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 27,500,802(2)
		(ii)	Shared power to vote or to direct the vote 0
		(iii)	Sole power to dispose or to direct the disposition of 27,500,802(2)
		(iv)	Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

(2) See footnote 1 on the cover page to this schedule.

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
Not Applicable

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2008	S&R Technology Holdings, LLC

By:	/s/ Sachiko Kuno
Name:	Sachiko Kuno